                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 22)(1)

                              Synergy Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159E402
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 1, 2004
                -------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 pages

----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  87159E402                  13D                            PAGE 2 OF 6

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                          ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (A)    [ ]

                                                                                                                 (B)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF-OO**
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR  2(E)

                                                                                                                       [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         560,182***
                                 -----------------------------------------------
                                 8       SHARED VOTING POWER

           NUMBER OF                     471,475***
            SHARES               -----------------------------------------------
         BENEFICIALLY            9       SOLE DISPOSITIVE POWER
           OWNED BY
             EACH                        560,182***
           REPORTING             -----------------------------------------------
            PERSON               10      SHARED DISPOSITIVE POWER
             WITH
                                         471,475***
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,031,657***
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          41.9%***
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN-IA-OO**
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 HEREIN.
***SEE RESPONSE TO ITEM 5 HEREIN.

             AMENDMENT NO. 22 TO THE ORIGINAL REPORT ON SCHEDULE 13D

           INTRODUCTION

            This constitutes Amendment No. 22 (the "Amendment") to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 26, 2001, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Synergy Brands Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

            Item 3 is hereby amended and restated in its entirety as follows:

            ITEM 3.        Source and Amount of Funds or Other Consideration

            "Mr. Miller is the advisor to Trust A-2, A-3, A-4 and Trust C (the "Trusts"). Trusts A-2, A-3 and A-4 were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of the Trusts. All of the Shares purchased by Mr. Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares in Trust A-2 was $25,000.00. The purchase price for the Shares in Trust A-3 was $25,000.00. The purchase price for the Shares in Trust A-4 was $1,563,031.59. The purchase price for the Shares in Trust C was $118,341.50.

            Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I L.P. were purchased with money contributed to Milfam I L.P. by its partners (as identified on the signature page of Exhibit 99.3 to the Statement and hereby incorporated by reference), or money generated and held by Milfam I L.P. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners (as identified on the signature page of Exhibit 99.4 to the Statement and hereby incorporated herein by reference), or money generated and held by Milfam II L.P. The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I L.P. is $2,950,000.00. The purchase price for the Shares Mr. Miller was deemed to beneficially own as the manager of the managing general partner of Milfam II L.P. was $265,850.03.

            All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $670,443.00."


         ITEM 4.          PURPOSE OF THE TRANSACTION

         Item 4 of the Statement is hereby amended by adding the following at the end thereof:

         "Mr. Miller considers his beneficial ownership reported herein of the 1,031,657 Shares as an investment in the ordinary course of business. From time to time, Mr. Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns. As previously reported in Amendment No. 21 to the Statement, filed on October 28, 2004 ("Amendment No. 21"), on October 20, 2004, Mr. Miller applied to the Company to purchase certain units pursuant to a subscription agreement (the "Subscription"), substantially in the form attached as Exhibit No. 100.2 to Amendment No. 21 and incorporated herein by reference, which was subject to the Company's acceptance. The purpose of this Amendment is to report that on November 1, 2004, the Company accepted and approved Mr. Miller's Subscription and pursuant to the Agreement Mr. Miller purchased 12 units. Each unit (a "Unit") consists of 10,000 shares of unregistered Series A Class B Preferred Stock and 15,000 shares of unregistered restricted Shares. The price per unit was $100,000.00. As a result of the Subscription, a material change has occurred in the percentage of Shares beneficially owned by Mr. Miller."

         ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby amended and restated in its entirety as follows:

         "(a) Mr. Miller is deemed to beneficially own 1,031,657 Shares, which is 41.9% of the 2,457,404 outstanding Shares. The 2,457,404 outstanding Shares have been calculated pursuant to the Instructions to Item 5 (a) of Schedule 13D and is the sum of the following: (i) 2,181,154 outstanding Shares pursuant to the Company's quarterly report on Form 10QSB for the period ending June 30, 2004, filed on August 16, 2004, (ii) 51,250 Shares which Mr. Miller does not actually own, but has a right to purchase with respect to certain warrants Mr. Miller beneficially owns, (iii) 12 Units (180,000 Shares) purchased by Mr. Miller in connection with the Subscription and reported hereunder, and (iv) according to the Company's Form 8-K filed on November 4, 2004, three Units (45,000 Shares) purchased by entities and/or individuals unrelated to Mr. Miller in connection with the Subscription. As of the date hereof, 435,523 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 355,000 of such beneficially owned Shares are owned of record by Milfam I L.P. (including warrants to purchase 15,000 Shares); 45,900 of such beneficially owned Shares are owned of record by Milfam II L.P.; 159,282 of such beneficially owned Shares are owned of record by Mr. Miller directly (including warrants to purchase 5,000 Shares); 10,000 of such beneficially owned Shares are owned of record by Trust A-2; and 10,000 of such beneficially owned Shares are owned of record by Trust A-3.

            (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trusts. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P. and Mr. Miller directly.

            (c) The table below details the transaction that was effected during the past 60 days. The transaction was executed pursuant the Subscription.


                                  MILFAM I L.P.

 DATE OF TRANSACTION        NUMBER OF SHARES PURCHASED          PRICE PER SHARE
   November 1, 2004                  180,000                           *

*See Item 4 herein.

            (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

            (e)  Not applicable."

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2004

                                                /s/ Lloyd I. Miller, III
                                    --------------------------------------------
                                                 Lloyd I. Miller, III